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Joel L. Rubinstein Attorney at Law jrubinstein@mwe.com +1 212 547 5336

April 22, 2011

VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Michael Clampitt, Staff Attorney
Chris Harley, Staff Accountant
Hugh West, Branch Chief
Chris Windsor, Staff Attorney
Division of Corporation Finance

Re:	Global Eagle Acquisition Corp.
Registration Statement on Form S-1
Registration No. 333-172267 (the “Registration Statement”)

Ladies and Gentlemen:

On behalf of our client, Global Eagle Acquisition Corp. (the “Company”), set forth below is the Company’s response to the comment of the staff (“Staff”) of the Securities and Exchange Commission (“SEC”), dated April 8, 2011, concerning the Registration Statement and the Company’s initial public offering of securities.  For your convenience, the response by the Company follows the bolded text of the SEC comment.  In addition to the response below, the Company has filed today Amendment No. 3 (“Amendment No. 3”) to the Registration Statement to address the Staff’s comment, and is supplementally providing you with six copies of Amendment No. 3, three of which are marked to show changes from Amendment No. 2 to the Registration Statement.

General comments on this filing

1.
We note your response to comment seven in our letter dated March 31, 2011.  We note that there is no limit on the amount of shares that could be acquired by you or your affiliates.  Please advise us as to why you believe that the privately negotiated purchases would not constitute a tender offer by you or a tender offer by your affiliates.  In this regard, note that section 14(d) applies to tender offers which result in the bidder becoming the beneficial owner of more than 5% of the class of equity security registered under Section 12 of the Exchange Act.  In addition, please address why you believe that Rule 13e-3 would not apply to these purchases given that there is no limit on the amount of shares that could be purchased.  We may have further comment.

Securities and Exchange Commission
April 22, 2011

Response:  The Company’s inclusion of the disclosure regarding these hypothetical privately negotiated purchases was not intended to imply that it has any current plan or intention to engage in any such purchases.  Rather, the Company included this disclosure based on comments received from the Staff in other SPAC initial public offerings to inform investors of the potential, at the time of a business combination, for the Company to develop and implement a plan to engage in privately negotiated transactions depending on the facts and circumstances existing at the time of the business combination.  The Company does not believe that the provision of this information as a matter of disclosure constitutes the commencement of a tender offer.  As noted above, no current plan or intention to engage in any such purchases currently exists, and it is only a hypothetical possibility that the Company would ever engage in such purchases.  Further, there are no terms or conditions of such hypothetical purchases.  As a result, the disclosure cannot constitute the commencement of a tender offer.  We have amended the disclosure on pages 14, 25, 26, 54 and 70 to clarify that no plan or intention, and no terms or conditions, with respect to such purchases currently exist.

Moreover, the Company does not believe that any such privately negotiated transactions to purchase public shares from stockholders would constitute a tender offer.  Based on SPAC business combinations that have occurred in the past, the Company envisions that any purchases would be made pursuant to individualized negotiations solely with a small number of sophisticated institutional investors holding large amounts of stock who have indicated their intention to redeem their shares.  Each stockholder involved in negotiations would have the right at all times to reject any proposals and receive its full pro rata share of the funds in the trust account, and therefore, will feel no pressure to accept any proposal made by the Company.  Under the eight-part Wellman test discussed in the Company’s response letter dated March 21, 2010, the factors examined to determine whether a transaction is a tender offer are whether the transaction:  (1) involves an active and widespread solicitation of security holders; (2) involves a solicitation for a substantial percentage of the issuer's stock; (3) offers a premium over the market price;  (4) contains terms that are fixed as opposed to flexible; (5) is conditioned upon the tender of a fixed number of securities; (6) is open for a limited period of time; (7) pressures security holders to respond; and (8) would result in the bidder acquiring a substantial amount of securities.  (SeeSEC v. Carter Hawley Hale Stores, Inc., 760 F.2d 945 (9th Cir. 1985); Wellman v. Dickinson, 475 F.Supp. 783 (S.D.N.Y. 1979)).  Several of these factors will not be present in connection with any such purchases from the Company’s stockholders.  Only a limited number of sophisticated institutional stockholders will be solicited for transactions.   The terms which the Company will offer to various stockholders will not be fixed, but will be individually negotiated with each stockholder.  The proposals made to various stockholders will not be subject to any particular acceptance period applicable to all stockholders, but will be subject to individualized negotiation.  The stockholders will have no “pressure” to accept any proposal, as each stockholder is always entitled to redeem its shares for a pro rata portion of the cash in the trust account.  For these reasons we do not believe that the potential purchases would constitute a tender offer.

Securities and Exchange Commission
April 22, 2011

To the extent that the Company ultimately engages in purchases under circumstances other than described above and that, under the eight-part Wellman test, would constitute a tender offer, it will comply with the tender offer rules.  The Company has added disclosure to this effect on pages 14, 26, 54 and 71.

Rule 13e-3(a)(3)(ii)(A) applies where a transaction causes a class of equity securities which is subject to section 12(g) or section 15(d) of the Exchange Act to be held of record by less than 300 persons.  We do not believe that Rule 13e-3(a)(3)(ii)(A) will be applicable because, prior to any of the hypothetical purchases, it is unlikely, based on our experience, that the shares of common stock of a SPAC would be held of record by 300 or more persons, thus making it impossible for the purchases to “cause” the common stock to be held of record by less than 300 persons.  This view is supported by Interpretation 104.01 of the Staff’s Compliance and Disclosure Interpretations on Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3, last updated January 26, 2009.

Rule 13e-3(a)(3)(ii)(B) is inapplicable because, prior to any potential purchases, the Company’s common stock will neither be listed on a national securities exchange nor authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

To the extent that the Company ultimately engages in purchases that would constitute a going-private transaction, it will comply with the going-private rules.  The Company has added disclosure to this effect.

* * *

Please contact the undersigned at 212.547.5336 if you have any questions or additional comments.

Very truly yours,

/s/ Joel Rubinstein

Joel Rubinstein

cc:	Harry E. Sloan
Bruce Mendelsohn